ARTICLES OF INCORPORATION
OF INSIGHTFUL SOLUTIONS, INC.

ARTICLE I

The name of this corporation shall be:
Insightful Solutions, Inc.

ARTICLE II

The principal place of business and mailing address of this Corporation shall be: 221 Sunny Ridge Lane,
Minneapolis, MN 55422

ARTICLE III

The number of shares of stock that this Corporation is authorized to have outstanding at any one time is:
50,000,000 shares of common stock, no par value; and 5,000,000 shares of preferred stock of no par value.

ARTICLE IV

The purpose of this Coorporation is to engage in any lawful act or acticity for corporations may be organized under the laws of the State of Florida.

ARTICLE V

{rovisions for the regulation of the internal affairs of the Corporation are those set forth in the Corporations Bylaws, and the board of directors shall have the authority to alter, amend, repeal, or adopt new Bylaws at any regular or special meeting of the board of directors.

ARTICLE VI

The board of directors of this Corporation shall have the authority to create one or more series of preferred stock, fix the number od shares of each series, and designate and determine, in whole or in part, the preferences, limitations, and relative rights of each series of preferred stock.

ARTICLE VII

The Corporation shall have the power to indemnify and person to the full extent permitted under the laws of the State of Florida.

ARTICLE VIII

The name and Florida street address of the initial registered agent is: Michael B. McLaughlin, 1016 Shore Acres Drive, Leesburg, FL.

ARTICLE IX

The name and address of the incorporator to these Articles of Incorporation is: George J. Kuczek, 221 Sunny Ridge Lane,
Minneapolis, MN 55422.

/s/ George J. Kuczek
GEORGE J. KUCZEK